UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO 240.13d-2(a) AND AMENDMENTS THERETO FILED
PURSUANT TO 240.13d-2(a)
(Amendment No. __)*

RADA ELECTRONIC INDUSTRIES LTD.
(Name of Issuer)

Ordinary Shares, NIS 0.015 par value
(Title of Class of Securities)

M81863116 (CUSIP Number)

Jonathan M. Nathan, Adv.
Meitar Liquornik Geva Leshem Tal, Law Offices
16 Abba Hillel Silver Rd.
Ramat-Gan 5250608, Israel
+972-3-610-3100
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)
 (Page 1 of 12 Pages)

CUSIP No. M81863116	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS:
DBSI Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
32,804,641 (1)

	8	SHARED VOTING POWER:
0

	9	SOLE DISPOSITIVE POWER:
32,804,641 (1)

	10	SHARED DISPOSITIVE POWER:
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
32,804,641 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
67.4% (2)

14	TYPE OF REPORTING PERSON:
CO

(1)      Includes an aggregate of 15,783,365 ordinary shares issuable upon exercise of warrants held by the Reporting Person. Excludes up to a maximum of 13,510,638 ordinary shares potentially issuable to the Reporting Person upon conversion of a convertible loan that may be funded by the Reporting Person to the Issuer. See Item 5.

(2)      Percentage shown is based on 15,898,965 ordinary shares outstanding as of May 15, 2016, as set forth in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on May 16, 2016, as adjusted upwards to include the 17,021,276 ordinary shares issued by the Issuer to the Reporting Person on May 18, 2016.
.
2 of 12

CUSIP No. M81863116	13D	Page 3 of 12

1	NAMES OF REPORTING PERSONS:
Barak Dotan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0

	8	SHARED VOTING POWER:
32,804,641 (1)

	9	SOLE DISPOSITIVE POWER:
0

	10	SHARED DISPOSITIVE POWER:
32,804,641 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
32,804,641 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
67.4% (2)

14	TYPE OF REPORTING PERSON:
IN

(1)     Includes an aggregate of 15,783,365 ordinary shares issuable upon exercise of warrants held by DBSI Investments Ltd. (“DBSI”), with respect to which the Reporting Person shares beneficial ownership. Excludes up to a maximum of 13,510,638 ordinary shares potentially issuable to DBSI upon conversion of a convertible loan that may be funded by DBSI to the Issuer. See Item 5.

(2)      Percentage shown is based on 15,898,965 ordinary shares outstanding as of May 15, 2016, as set forth in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on May 16, 2016, as adjusted upwards to include the 17,021,276 ordinary shares issued by the Issuer to DBSI on May 18, 2016.

3 of 12

CUSIP No. M81863116	13D	Page 4 of 12

1	NAMES OF REPORTING PERSONS:
Yossi Ben Shalom

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0

	8	SHARED VOTING POWER:
32,804,641 (1)

	9	SOLE DISPOSITIVE POWER:
0

	10	SHARED DISPOSITIVE POWER:
32,804,641 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
32,804,641 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
67.4% (2)

14	TYPE OF REPORTING PERSON:
IN

(1)     Includes an aggregate of 15,783,365 ordinary shares issuable upon exercise of warrants held by DBSI, with respect to which the Reporting Person shares beneficial ownership. Excludes up to a maximum of 13,510,638 ordinary shares potentially issuable to DBSI upon conversion of a convertible loan that may be funded by DBSI to the Issuer. See Item 5.

(2)      Percentage shown is based on 15,898,965 ordinary shares outstanding as of May 15, 2016, as set forth in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on May 16, 2016, as adjusted upwards to include the 17,021,276 ordinary shares issued by the Issuer to DBSI on May 18, 2016.

4 of 12

Item 1.	Security And Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the Ordinary Shares, NIS 0.015 par value per share (“Ordinary Shares”) of RADA Electronic Industries Ltd., an Israeli company (the “Issuer” or “RADA”).  The principal executive offices of the Issuer are located at 7 Giborei Israel Street, Netanya 4250407, Israel.

This Statement is being filed by the Reporting Persons (as defined in Item 2 below) due to DBSI’s (as defined in Item 2 below) acquisition, on May 18, 2016, of beneficial ownership of more than five percent (5%) of the issued and outstanding Ordinary Shares. DBSI’s acquisition was made pursuant to the closing (the “Closing”) under a purchase agreement (the “Purchase Agreement”), dated as of April 14, 2016, by and between the Issuer and DBSI. At the Closing, DBSI purchased from the Issuer 17,021,276 newly issued Ordinary Shares (the “Initial Shares”). In addition, among the transactions consummated pursuant to the Purchase Agreement, DBSI acquired from the Issuer the following additional securities and/or rights to subsequently acquire additional Ordinary Shares:

(i)	Warrants to purchase additional Ordinary Shares (the “Warrants”) that may be exercised as follows:

(1) Warrants to purchase up to 8,510,638 shares (the “First Warrant Shares”), at an exercise price of $0.2350 per share, that may be exercised within 24 months following the Closing, and

(2) Warrants to purchase up to 7,272,727 shares (the “Second Warrant Shares”), at an exercise price of $0.2750 per share, that may be exercised within 48 months following the Closing; and

(ii)	the right to acquire up to a maximum of 13,510,638 additional Ordinary Shares (the “Convertible Loan Shares”) pursuant to the conversion by DBSI of a convertible loan in an amount of $3,175,000 that may be funded by DBSI to the Issuer (at the election of either DBSI or an independent committee of the board of directors of the Issuer) prior to August 31, 2016 (the actual number of Ordinary Shares issuable upon conversion of the potential convertible loan, and the conversion price, depend on the market price of the Issuer’s Ordinary Shares, as described further in Items 5 and 6 below).

Item 2.	Identity and Background

This Statement is being filed by each of (1) DBSI Investments Ltd. (“DBSI” or the “Reporting Entity”), (2) Barak Dotan and (3) Yossi Ben Shalom.

Messrs. Dotan and Ben Shalom are together referred to sometimes hereafter as the “Reporting Individuals”, and, together with the Reporting Entity, the “Reporting Persons”.

(1)	Required Information under Item 2 Concerning DBSI, its Executive Officers and Directors and its Controlling Shareholders:

DBSI:

(b)-(c), (f):  DBSI is a limited company organized under the laws of the State of Israel. DBSI engages in investments. DBSI’s principal business and principal office are located at 85 Medinat Hayehudim Street, Herzliya, 49514, Israel.

Executive Officers and Directors of DBSI:

(a), (b), (c), (f): The executive officers and directors of DBSI are citizens of the State of Israel. Their names, principal occupations and addresses are set forth below:

Name	Occupation	Address
Yossi Ben Shalom	Businessman; Director of companies	85 Medinat Hayehudim Street, Herzliya, 49514, Israel
Barak Dotan	Businessman; Director of companies	85 Medinat Hayehudim Street, Herzliya, 49514, Israel

5 of 12

Controlling Persons of DBSI:

The following persons may, by reason of their interests in, and relationships among them with respect to, DBSI, be deemed to control DBSI:

(i)	Barak Dotan (through his control of B.R.Y.N. Investments Ltd.); and
(ii)	Yossi Ben Shalom (through his control of Pulpit Rock Investments Ltd. and White Condor Investments Ltd.)

The citizenship, principal occupations and addresses of such controlling persons are set forth above (in the information provided under “Executive Officers and Directors of DBSI”).

          (d)         Criminal Proceedings: During the previous five (5) years, neither the Reporting Entity, nor, to the knowledge of the Reporting Entity, any director, executive officer or controlling person of the Reporting Entity, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)         Civil Proceedings: During the previous five (5) years, neither the Reporting Entity, nor, to the knowledge of the Reporting Entity, any director, executive officer or controlling person of the Reporting Entity, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Entity or any such individual was or is subject to a judgment, decree or final order enjoining future violations, of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

 (2)   Required Information under Item 2 Concerning Barak Dotan

(b), (c), (f): The address, principal occupation and citizenship of Mr. Barak Dotan are set forth above (in the information provided under “Executive Officers and Directors of DBSI”).

Mr. Barak Dotan holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd. (“BRYN”), a company established according to the laws of Israel. Mr. Barak Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (collectively, the “Dotans”). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which the Dotans would be entitled by virtue of their shareholdings in BRYN, with the exception of the disposition of such shares. According to the terms of the power of attorney, the Dotans are required to give notice of not less than 90 days to (i) revoke the power of attorney, thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN.

          (d)         Criminal Proceedings: During the previous five (5) years, Barak Dotan has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)         Civil Proceedings: During the previous five (5) years, Barak Dotan has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations, of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(3)    Required Information under Item 2 Concerning Yossi Ben Shalom

(b), (c), (f): The address, principal occupation and citizenship of Mr. Yossi Ben Shalom are set forth above (in the information provided under “Executive Officers and Directors of DBSI”).

Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd.
6 of 12

          (d)         Criminal Proceedings: During the previous five (5) years, Yossi Ben Shalom has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)         Civil Proceedings: During the previous five (5) years, Yossi Ben Shalom has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations, of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

DBSI paid $4,000,000 for its acquisition of the Initial Shares pursuant to the Purchase Agreement. DBSI may furthermore acquire any of the First Warrant Shares, Second Warrant Shares or Convertible Loan Shares based on payment of the exercise price (in the case of the First Warrant Shares and Second Warrant Shares) or lending and conversion of the $3,175,000 convertible loan amount (in the case of the Convertible Loan Shares), as described in Item 1 above. The source of funds for the foregoing amounts has been and will be (if applicable) shareholders loans to DBSI from its shareholders, as well as the internal funds of DBSI.

Item 4.	Purpose of Transaction.

Overall Purpose of Investment in the Issuer

DBSI (and, indirectly, the Reporting Individuals) has acquired the Initial Shares and may furthermore acquire any of the First Warrant Shares, Second Warrant Shares or Convertible Loan Shares for investment purposes. DBSI intends to review its investment in RADA and may, based on such review as well as other factors (including, among other things, its evaluation of RADA’s business, prospects and financial condition, amounts and prices of available securities of RADA, the market for RADA’s securities, other opportunities available to DBSI and general market and economic conditions), acquire additional securities of RADA or sell securities of RADA, on the open market or in privately negotiated transactions.

Board Representation Rights

Under Section 2.4(f) of the Purchase Agreement, the Issuer agreed to appoint, on or before the Closing under the Purchase Agreement, four representatives of DBSI to the board of directors of the Issuer, consisting of Yossi Ben-Shalom, Nir Cohen, Kineret Ya`ari and Israel Livnat. The appointment was made at the Closing pursuant to Article 41 of the Issuer’s Articles of Association, under which the board of directors of the Issuer is permitted to appoint substitute directors to fill vacancies on the board. The representatives of DBSI will serve on the Issuer’s board for a term that lasts until the next annual general meeting of shareholders of the Issuer. No further arrangements with, or commitments from, the Issuer have been made or obtained by DBSI in connection with the future election of its representatives to the Issuer’s board of directors.

DBSI reserves the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of RADA purchased by it.

Except as set forth in this Item 4, DBSI has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although DBSI does not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.	Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Statement are made on the basis of (i) 15,898,965 Ordinary Shares outstanding as of May 15, 2016, as set forth in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2016, (ii) as adjusted upwards to reflect the issuance of the Initial Shares to DBSI at the Closing on May 18, 2016.

(a) DBSI is the beneficial owner of 32,804,642 Ordinary Shares of the Issuer, constituting 67.4% of the issued and outstanding Ordinary Shares of the Issuer. Such number of Ordinary Shares consists of the following:

(i)	17,021,277 Initial Shares purchased by DBSI from the Issuer at the Closing;

7 of 12

(ii)	8,510,638 First Warrant Shares issuable to DBSI upon exercise of Warrants; and

(iii)	7,272,727 Second Warrant Shares issuable to DBSI upon exercise of Warrants.

The foregoing number of Ordinary Shares beneficially owned by DBSI excludes up to a maximum of 13,510,638 Convertible Loan Shares potentially issuable to DBSI upon conversion of a convertible loan in an amount of $3,175,000 that may be funded by DBSI to the Issuer prior to August 31, 2016 (as described further in Item 6 below). That loan amount has not yet been funded and may not be funded (funding is at the election of either DBSI or an independent committee of the board of directors of the Issuer). In addition, the conversion price per share for the convertible loan (and, accordingly, the number of shares issuable upon conversion) is variable and will equal 95% of the average closing trading price of the Ordinary Shares during the five trading days preceding conversion (subject to a maximum conversion price of $1.20 per share and a minimum conversion price of $0.235 per share). See “Right to Acquire Additional Ordinary Shares— Convertible Loan Agreement” in Item 6 below.

DBSI possesses sole power to vote, and dispose of, the foregoing Ordinary Shares.

Messrs. Yossi Ben Shalom and Barak Dotan, by virtue of their relationship with and interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of the foregoing 32,804,642 Ordinary Shares of the Issuer held by DBSI, including the right to jointly direct the voting of, and disposition of, such shares.

(b)    The Reporting Persons and the other persons identified in Item 2 possess either sole power or shared power to vote and direct the vote, and sole power or shared power to dispose or to direct the disposition of, the Issuer’s Ordinary Shares as described in paragraph (a) above.

(c)     Except as described in this Statement, none of the Reporting Persons has effected any transaction in the securities of RADA in the past 60 days.

(d)     Not applicable.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights

Purchase Agreement

Under the Purchase Agreement, the Issuer has agreed to file a shelf registration statement on Form F-3 (or on such other form as may be available or applicable to the Issuer) with the SEC within 45 days from the Closing, for the public sale by DBSI of the Initial Shares (or such lesser number of Initial Shares that may be included in a registration statement under the Securities Act due to limitations on registration imposed by the Securities Act or the SEC). The Issuer is required to use its best efforts to cause that shelf registration statement to become effective as promptly as possible thereafter. The Issuer is required to keep the shelf registration statement continuously effective under the Securities Act until the expiration of 12 months from the date the registration statement is declared effective by the SEC.

Registration Rights Agreement

At the signing of the Purchase Agreement, the Issuer entered into a registration rights agreement with DBSI (the “Registration Rights Agreement”), dated as of April 14, 2016, under which the Issuer provided certain additional registration rights to DBSI with respect to the Initial Shares, the Warrant Shares and the Convertible Loan Shares (collectively, the “Registrable Shares”).

Demand Registration Rights

Pursuant to the Registration Rights Agreement, upon demand by DBSI at any time following six months after the Closing, the Issuer will use its best efforts to file and effect, as promptly as reasonably possible, the registration, under the Securities Act of 1933, as amended (the “Securities Act”), of the Registrable Shares on Form F-3 of the SEC, or, if the Issuer is not eligible therefor under SEC regulations, on Form F-1 of the SEC.  The Issuer has agreed to effect up to two such demand registrations.  These demand registration rights are subject to a minimum offering size of $1 million for a registration on Form F-1 and $500,000 for a registration on Form F-3, in addition to other customary limitations and exceptions.

8 of 12

Shelf Demand Registration Rights

Also beginning six months following the Closing, DBSI may request that the Issuer register, via a shelf registration statement on Form F-3 or another appropriate form, the resale of all Registrable Shares from time to time by DBSI on a delayed or continuous basis pursuant to Rule 415 of the Securities Act.  The Issuer has agreed to use its reasonable efforts to cause that shelf registration statement to be declared effective under the Securities Act within three (3) months after DBSI’s request and to keep it continuously effective under the Securities Act until the earlier of (i) two years following the date of its effectiveness and (ii) the disposition of all Registrable Shares included in the shelf registration statement. These shelf registration rights are subject to customary limitations and exceptions, including that a minimum of 12 months must pass from the date of effectiveness of one shelf registration statement until the next request by DBSI for an additional shelf registration.

Piggyback Registration Rights

The Issuer is required to notify DBSI in writing at least 20 days prior to the filing of any registration statement under the Securities Act for purposes of an offering of securities of the Company (including, but not limited to, registration statements relating to a follow-on offering or secondary offerings of securities, but excluding registrations related to employee benefits plans or business combination transactions). DBSI is permitted (within 14 days of receipt of such notice from the Issuer) to request the inclusion of some or all of its Registrable Shares in any such registration. This piggyback right is subject to customary cut-back provisions in the case of underwritten offerings, provided that in any case the number of Registrable Shares to be included in an underwriting and registration will not be reduced below 25% of the total number of shares included in the relevant registration.

Miscellaneous Provisions

The Registration Rights Agreement includes customary cross-indemnification undertakings by DBSI and the Issuer with respect to material misstatements and omissions contained in any registration statement. The agreement furthermore requires that the Issuer maintain current public information as provided in Rule 144(c) under the Securities Act in order to enable DBSI to sell Ordinary Shares in keeping with the requirements of Rule 144.  The Registration Rights Agreement is incorporated by reference as Exhibit 2 to this Statement, and its provisions are incorporated by reference in this Item 6.

Rights to Acquire Additional Shares

Warrants

At the Closing, pursuant to the Purchase Agreement, the Issuer issued to DBSI Warrants to purchase additional Ordinary Shares. The Warrants are divided into two groups that are exercisable at two different exercise prices and that have different expiration dates.  The Ordinary Shares issuable upon exercise of these two groups of Warrants are referred to in Item 1, paragraph (i) above as the First Warrant Shares and the Second Warrant Shares, respectively. Please see Item 1, paragraph (i) above. The number of First Warrant Shares and Second Warrant Shares issuable upon exercise of the Warrants, and the exercise prices per share, are subject to customary adjustment in the case of a stock split, reverse stock split, stock dividend, recapitalization or other similar event affecting the Ordinary Shares.

A copy of the certificate for the Warrants is incorporated by reference as Exhibit 5 to this Statement, and its provisions are incorporated by reference in this Item 6.

Convertible Loan Agreement

Under a Convertible Loan Agreement, dated as of April 14, 2016 and amended by the First Amendment thereto, dated as of May 15, 2016 (collectively, the “Convertible Loan Agreement”), DBSI has made available to the Issuer up to $3,175,000 (the “Loan Amount”), which may be funded to the Issuer (if at all) prior to August 31, 2016. The proceeds of the Loan Amount (if lent by DBSI) would be required to be used by the Issuer to repay an earlier loan under a Standstill Agreement, dated as of February 1, 2013, by and between the Issuer and certain lenders. DBSI will be required to fund the Loan Amount to the Issuer if a special, independent committee of the Issuer’s board of directors decides to draw upon the Loan Amount. In the alternative, DBSI may elect independently to fund the Loan Amount to the Issuer.  If the funding of the Loan Amount does not occur by August 31, 2016, it will not occur at all (subject to an extension due to a liquidation or dissolution event with respect to the Issuer).

9 of 12

If funded, the Loan Amount will remain outstanding for up to 36 months following the funding until it is due in full. While outstanding, the Loan Amount will bear interest at an annual interest rate of the one-year U.S. dollar LIBOR in effect from time to time, plus 6%. The Loan Amount may be converted by DBSI at any time prior to the final date on which it is due (including at any time within 10 business days after the Issuer notifies DBSI that it seeks to repay the Loan Amount early). If converted by DBSI, the Loan Amount would be converted at a price per share equal to the lower of: (i) $1.20, or (ii) a 5% discount to the average of the closing prices of the Ordinary Shares over the five consecutive trading days prior to the date of conversion, subject to a minimum conversion price of $ 0.235 per share.

The Convertible Loan Agreement (including the First Amendment thereto) is incorporated by reference as Exhibits 3 and 4 to this Statement, and its provisions are incorporated by reference in this Item 6.

Other than as described above in this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

The following exhibits are filed herewith or incorporated by reference herein (as indicated below):

Exhibit No.	Description

1	Purchase Agreement, dated as of April 14, 2016, by and between the Issuer and DBSI (incorporated by reference to Exhibit 4.4 to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on May 16, 2016 (hereafter, the “Issuer’s 2015 Form 20-F”))

2	Registration Rights Agreement, dated as of April 14, 2016, by and between the Issuer and DBSI (incorporated by reference to Exhibit 4.5 to the Issuer’s 2015 Form 20-F)

3	Convertible Loan Agreement, dated as of April 14, 2016, by and between the Issuer and DBSI (incorporated by reference to Exhibit 4.6 to the Issuer’s 2015 Form 20-F)

4	First Amendment to Convertible Loan Agreement, dated as of May 15, 2016, by and between the Issuer and DBSI (incorporated by reference to Exhibit 4.7 to the Issuer’s 2015 Form 20-F)

5	Warrant to Purchase Ordinary Shares of the Issuer, dated April 14, 2016, issued by the Issuer to DBSI (incorporated by reference to Exhibit 4.8 to the Issuer’s 2015 Form 20-F)

6	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended*
   _____________________
           *Filed herewith.

10 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2016

DBSI INVESTMENTS LTD.
/s/ Barak Dotan
Barak Dotan
Director

/s/ Yossi Ben Shalom
Yossi Ben Shalom
Director

/s/ Barak Dotan
BARAK DOTAN

/s/ Yossi Ben Shalom
YOSSI BEN SHALOM

11 of 12

Exhibit 6

JOINT FILING AGREEMENT

The undersigned parties hereby agree that this Schedule 13D filed herewith relating to the ordinary shares, par value NIS 0.015 per share, of RADA Electronic Industries Ltd. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) on behalf of each such person.

Dated: June 2, 2016

DBSI INVESTMENTS LTD.
/s/ Barak Dotan
Barak Dotan
Director

/s/ Yossi Ben Shalom
Yossi Ben Shalom
Director

/s/ Barak Dotan
BARAK DOTAN

/s/ Yossi Ben Shalom
YOSSI BEN SHALOM

12 of 12